UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1

Press Release Dated May 10, 2011: Costamare Inc. Announces the Signing of Shipbuilding Contracts for Five Newbuild Containerships, New Chartering Agreements, and Completion of Financing for Two Previously Contracted Newbuild Containerships.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 10, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces the Signing of Shipbuilding Contracts for Five Newbuild Containerships, New Chartering Agreements, and Completion of Financing for Two Previously Contracted Newbuild Containerships

ATHENS, GREECE - May 10, 2011 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today the conclusion of shipbuilding contracts and charter agreements for five newbuild containerships, new chartering agreements for certain containerships in the water, and the completion of financing arrangements for two previously contracted newbuild containerships.

(A)

Ordering and Chartering of 5 Post-Panamax Newbuild Containerships

The Company has ordered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. of Korea five newbuild containerships, each of approximately 8,800 TEU capacity. The five newbuild containerships are expected to be delivered between the first and the third quarters of 2013. The Company has entered into long-term time charter agreements with members of the Evergreen Group for the employment of each vessel immediately upon delivery.

The acquisition is expected to be financed by cash from operations and new credit facilities; the Company has received indications of interest from major financial institutions and does not expect to use its currently committed credit line.

Both the contract price and the daily charter rate  are similar to those agreed in January 2011 regarding the three approximately 9,000 TEU newbuild containerships contracted with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd.  and chartered to Mediterranean Shipping Company S.A.  These three previously announced vessels were contracted for a price of approximately $95 million each and chartered for a period of 10 years at a daily rate of $43,000.

(B)

Finalizing Financing for Two Previously Contracted Newbuild Containerships

The Company has finalized with a major European financial institution the financing arrangements for the two newbuilding contracts entered into with Sungdong Shipbuilding & Marine Engineering Co., Ltd. in January 2011. The two newbuild containerships are expected to be delivered by the end of 2012, and the Company has entered into time charter agreements with Mediterranean Shipping Company S.A. for the employment of each containership immediately upon delivery for a period of 10 years.

(C)

New Chartering Agreements for Certain Containerships in the Water

The Company has entered into the following chartering agreements:

i.

To charter its 1991 built 3,351 TEU c/v Karmen for a period of approximately 12 months, starting from April 22, 2011 at a daily rate of $19,400. The vessel was acquired in September 2010 for a price of $11.25 million.

ii.

To charter its 1992 built 3,351 TEU c/v Marina for a period of approximately 12 months, starting from April 2, 2011 at a daily rate of $18,000. The vessel was acquired in September 2010 for a price of $11.25 million.

iii.

To charter its 1991 built 2,020 TEU c/v MSC Pylos for a period of approximately 12 months, starting from February 28, 2011 at a daily rate of $9,200. The vessel was acquired in December 2010 for a price of $7.5 million.

iv.

To charter its 1996 built 1,504 TEU c/v Prosper for a period of approximately 12 months, starting from April 15, 2011 at a daily rate of $10,500. The vessel was acquired in January 2011 for a price of $9.5 million.

v.

To charter its 1995 built 1,162 TEU c/v Zagora for a period of approximately 6 months, starting from February 7, 2011 at a daily rate of $7,500. The vessel was acquired in December 2010 for a price of $8.3 million.

vi.

To extend the charter agreement of the 3,883 TEU, 1993 built MSC Antwerp from May 15, 2011 for a period of 27 months at $17,500 daily. The vessel was acquired in 1999.

vii.

To extend the charter agreement of the 2,024 TEU, 1992 built MSC Sudan II for a period of approximately 12 months, starting from July 2011, at a rate of $12,000 daily. The vessel was acquired in February 2011 for a price of $10.0 million.

Management Commentary

Konstantinos V. Konstantakopoulos, Chairman and Chief Executive Officer of the Company said: “Since going public, we have successfully executed on our proposed growth strategy, having invested in total over 1 billion dollars in 10 newbuild containerships and 10 secondhand containerships at an attractive point in the cycle.”

“After the Chinese New Year, the market developed as expected, and we are chartering our recently acquired vessels at favorable rates.”

“Our newbuild containership orders are backed by first class charterers; the completion of our latest transaction marks a major milestone in our highly valued relationship with Evergreen. Going forward, our goal remains to create shareholder value by prudently growing our fleet and increasing our dividend consistent with our dividend policy.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 36 years of history in the international shipping industry and a fleet of 58 containerships, with a total capacity of approximately 320,000 TEU, including 10 newbuild containerships on order aggregating approximately 90,000 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com